June 12, 2019

E. Allen Nicholson
Executive Vice President and Chief Financial Officer
CVB Financial Corp.
701 N. Haven Avenue, Suite 350
Ontario, California 91764

       Re: CVB Financial Corp.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 000-10140

Dear Mr. Nicholson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services